UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )1

Athenahealth, Inc.

(Name of Issuer)

Common Stock Par Value $0.01

(Title of Class of Securities)

04685W103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04685W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners IX, Limited Partnership 06-1556218

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,012,147 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 4,012,147 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,012,147 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates IX, LLC 06-1556230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power Not applicable

		6.	Shared Voting Power 4,012,147 Shares of Common Stock

		7.	Sole Dispositive Power Not applicable

		8.	Shared Dispositive Power 4,012,147 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,012,147 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) OO-LLC

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates Fund, Limited Partnership 06-1556229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 42,761 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 42,761 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,761 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates, LLC 06-1556233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 139,065 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 139,065 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,065 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) OO-LLC

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates Fund-A, Limited Partnership 06-1571899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 96,304 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 96,304 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,304 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 4,151,212 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 4,151,212 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,151,212 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Common Stock

	6.	Shared Voting Power 4,151,212 Shares of Common Stock

	7.	Sole Dispositive Power 0 Shares of Common Stock

	8.	Shared Dispositive Power 4,151,212 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,151,212 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Common Stock

	6.	Shared Voting Power 4,151,212 Shares of Common Stock

	7.	Sole Dispositive Power 0 Shares of Common Stock

	8.	Shared Dispositive Power 4,151,212 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,151,212 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Common Stock

	6.	Shared Voting Power 4,151,212 Shares of Common Stock

	7.	Sole Dispositive Power 0 Shares of Common Stock

	8.	Shared Dispositive Power 4,151,212 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,151,212 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Common Stock

	6.	Shared Voting Power 4,151,212 Shares of Common Stock

	7.	Sole Dispositive Power 0 Shares of Common Stock

	8.	Shared Dispositive Power 4,151,212 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,151,212 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Common Stock

	6.	Shared Voting Power 4,151,212 Shares of Common Stock

	7.	Sole Dispositive Power 0 Shares of Common Stock

	8.	Shared Dispositive Power 4,151,212 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,151,212 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9%

12.	Type of Reporting Person (See Instructions) IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Common Stock Par Value $0.01

CUSIP No. 04685W103

Item 1.
	(a)	Name of Issuer Athenahealth, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 311 Arsenal Street Watertown, MA 02472

Item 2.
(a)

Name of Person Filing
 Oak Investment Partners IX, Limited Partnership (“Oak Investment Partners IX”)

 Oak Associates IX, LLC (“Oak Associates IX”)

 Oak IX Affiliates Fund, Limited Partnership (“Oak IX Affiliates Fund”)

 Oak IX Affiliates, LLC (“Oak IX Affiliates”)

 Oak IX Affiliates Fund-A, Limited Partnership (“Oak IX Affiliates Fund-A”)

 Oak Management Corporation (“Oak Management”)

 Bandel L. Carano

 Gerald R. Gallagher

 Edward F. Glassmeyer

 Fredric W. Harman

 Ann H. Lamont

	(b)	Address of Principal Business Office or, if none, Residence c/o Oak Management Corporation One Gorham Island Westport, Connecticut 06880
	(c)	Citizenship Please refer to Item 4 on each cover sheet for each filing person.
	(d)	Title of Class of Securities Common stock, par value $0.01 per share
	(e)	CUSIP Number 04685W103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.                    Ownership

The approximate percentages of Common Shares reported as beneficially owned by the Reporting Persons are based upon 32,240,064 Common Shares outstanding as of November 6, 2007, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2007.

Oak Associates IX is the general partner of Oak Investment Partners IX.  Oak IX Affiliates is the general partner of each of Oak IX Affiliates Fund and Oak IX Affiliates Fund-A.  Oak Management is the manager of each of Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund-A.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of each of Oak Associates IX and Oak IX Affiliates, the general partner of Oak Investment Partners IX, on the one hand, and Oak IX Affiliates Fund and Oak IX Affiliates Fund-A, on the other hand, and as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by such entities.

Amounts shown as beneficially owned by each of Oak Investment Partners IX, Oak Associates IX, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 4,012,147 shares of Common Stock owned directly by Oak Investment Partners IX.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund, Oak IX Affiliates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont and include 42,761 shares of Common Stock owned directly by Oak IX Affiliates Fund.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund-A, Oak IX Affiliates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont and include 96,304 shares of Common Stock owned directly by Oak IX Affiliates Fund-A.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

Item 5.                    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.                    Identification and Classification of Members of the Group

Not applicable

Item 9.                    Notice of Dissolution of Group

Not applicable

Item 10.                  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 13, 2008

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak IX Affiliates Fund-A, Limited Partnership

Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner, Managing Member,
or Executive Officer (as appropriate), or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually, and as
Attorney-in-fact for the other
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Joint Filing Agreement

EXHIBIT B	Power of Attorney

EXHIBIT A

Joint Filing Agreement

Each of the undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as two or more persons with respect to the same securities (17 C.F.R. §240.13d-1(k)).

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and may be attached to any amendments thereto, filed on behalf of each of the parties hereto with respect to this Issuer.

Dated: February 13, 2008

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak IX Affiliates Fund-A, Limited Partnership

Oak Management Corporation

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner, Managing Member
or Executive Officer (as appropriate),
or as Attorney-in-fact for the
above-listed entities

Individuals: Bandel L. Carano Gerald R. Gallagher Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont
	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually, and as
Attorney-in-fact for the other
above-listed individuals

EXHIBIT B

Power of Attorney

The undersigned hereby make, constitute and appoint each of Edward F. Glassmeyer and Ann H. Lamont, acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13G and/or 13D with respect to the securities of Athenahealth, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a Joint Filing Agreement) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

Dated: February 13, 2008

Oak Management Corporation		Oak Investment Partners IX, Limited Partnership By: Oak Associates IX, LLC, its General Partner

By:	/s/ Edward F. Glassmeyer	By:	/s/ Edward F. Glassmeyer
	Name: Edward F. Glassmeyer Title: President	Name: Title: Managing Member

Oak Affiliates IX, LLC		Oak IX Affiliates Fund-A, Limited Partnership By: Oak Affiliates IX, LLC, its General Partner

By:	/s/ Edward F. Glassmeyer	By:	/s/ Edward F. Glassmeyer
	Name: Title: Managing Member	Name: Title: Managing Member

	/s/ Bandel L. Carano	/s/ Gerald R. Gallagher
	Bandel L. Carano	Gerald R. Gallagher

	/s/ Edward F. Glassmeyer	/s/ Fredric W. Harman
	Edward F. Glassmeyer	Fredric W. Harman

/s/ Ann H. Lamont
Ann H. Lamont